SEC, Washington Exemption File No. 82-5079

# Press release

Skandia



24 September 2003

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44



## Embedded value review

After the Annual General Meeting in April this year, the Board of Skandia Insurance Company Ltd. commissioned an independent investigation to review Skandia's reporting and disclosure of embedded value. The outcome of this investigation still has to be finalized.

Simultaneously and in addition to the above, the Board initiated a review by Tillinghast-Towers Perrin ("Tillinghast") of Skandia's embedded value methodology, assumptions and calculations as at 30 June 2003. The review by Tillinghast shows that the embedded value numbers reported by Skandia are conservative in a number of areas. If this conservatism was eliminated, this would have increased the embedded value as per 30 June 2003 by approximately SEK 1.7 billion. In addition, bringing the risk discount rates closer to levels generally used by other companies publishing embedded value would add another SEK 0.6 billion.

As is Skandia's normal practice, embedded value assumptions will be reviewed at year-end, at which time the Board will consider appropriate adjustments taking into account the Tillinghast review.

The Board stands behind the embedded value method as an established and supplementary basis for reporting to shareholders. However, the Board has initiated steps towards achieving a better balance between statutory accounts and reporting of cash flow and embedded value, and intends to implement further such steps.

At present, the International Accounting Standards Board (IASB) is developing new accounting and reporting standards and, in parallel, embedded value reporting principles continue to evolve. The Board is following these developments closely, and Skandia is taking an active part in these processes.

# Press release

Skandia

24 September 2003

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44



## Comment by Skandia's board of directors on the independent examination of Skandia Liv

The Board of Directors of Skandia has reviewed the report submitted by the independent investigative panel commissioned by Skandia Liv's board. Skandia has noted the investigative panel's conclusion that it "did not find any evidence that the Parent Company improperly profited at the expense of Skandia Liv."

Skandia's board has also requested an independent panel to examine a number of matters, including an elucidation of the relations between Skandia Liv and Skandia from a shareholders' perspective, based on the work that has now been performed by Skandia Liv's investigative panel. Skandia's board will wait with any comments until this assignment has been completed.

For further information, please contact:
Gunilla Svensson, press secretary, tel + 46-8-788 42 97

# Press release

24 September 2003



Skandia

**Livförsäkringsaktiebolaget Skandia (publ)**
103 50 Stockholm

Telefon vx 08-788 1000
Telefax 08-788 2525
www.skandia.se

Besöksadress:
Sveavägen 44

## Comments by Skandia Liv's board to the report from the independent investigative panel

The report from the independent investigative panel and the assessments and conclusions presented in this have been considered by Skandia Liv's board. The board has issued the following statement in view of this report:

*General comments*

When Skandia Liv's current board decided in March to commission an independent investigation, the aim was to evaluate and shed light on transactions that have been questioned in recent years between Skandia Liv and its parent company, Skandia. The investigation was given an entirely open mandate with free access to documents and people. The board notes with satisfaction that "in its work, the investigative panel met full openness with respect to its requests for complementary records as well as in the interviews it conducted."

In their report, the investigators criticize Skandia Liv's former board and former management on several points. This criticism pertains in all essential respects to the past, in particular to the time from 1999 until spring 2002. No criticism is directed at the current board.

Skandia Liv's board agrees in all essential respects with the assessments and conclusions reported by the independent investigation.

*Measures taken*

Following the company's Annual General Meeting in summer 2002, the newly elected board has taken a number of measures to tighten up policies and routines so as in the future to prevent the type of transactions and procedures that have been criticized by the investigative panel. In this context, the board would in particular like to point to the following measures.

- In May 2003 the board adopted strict and detailed guidelines for transactions and other relations between Skandia Liv and Skandia. In the opinion of the investigative panel these new guidelines are "good and appropriate." If the guidelines had applied and been practiced earlier, most of the events that were criticized by the investigative panel would never have occurred.
- In March 2003 the board adopted a new, strict set of rules for granting residential apartments included in Skandia Liv's real estate holdings. The rules entail that persons who are closely related to employees do not in any case have the opportunity to gain preference to apartments included in Skandia Liv's real estate holdings.

In view of the investigative panel's findings, Skandia Liv's board immediately decided to implement changes in its work procedures. These changes entail, among other things, that the stipulations on conflict of interest for board members (so-called representative conflict of interest) that apply pursuant to the Swedish Companies Act shall also apply for Skandia Liv's board for agreements within the Skandia group, even though these stricter rules of the Swedish Companies Act do not apply for agreements between group companies nor for stock insurance companies. Further, the routines for per capsulam meetings will be tightened up. The new, stricter rules pertaining to conflicts of interest and routines for per capsulam meetings have already been applied de facto by the board of Skandia Liv that took office in summer 2002.

*Continued work*

Skandia Liv's board will now continue the work that has been in progress for the past year on establishing and ensuring clear and transparent guidelines for the relations between Skandia Liv and Skandia. This work will be conducted in a goal-oriented manner and expeditiously, with focus on – among other things – principles and processes for internal pricing, and clear reporting to the board. Skandia Liv will also be developing new guidelines for its asset management activities. In its work on these guidelines the board will put special emphasis on the handling of investments in unlisted companies (private equity investments). The board will also continuously monitor application to ensure compliance with all new guidelines.

*Comments by the Chairman*

Lars Eric Ericsson, Chairman of Skandia Liv, has issued the following comments:

"The board work at Skandia Liv now works very well. All members of the current board are working on behalf of and in the interests of the policyholders. This applies to the independent directors as well as to the directors appointed by and with ties to Skandia. This is how it should be. Taking responsibility for the expertise and long-term focus of the work on safeguarding Skandia Liv's integrity in its assignment is a responsibility for the board as a whole.

"Hopefully we can now put the previous years' unfortunate events behind us and focus on the future. With the clarification that has been made of Skandia Liv's special role, with clear principles for how the relations are to be handled between the companies, I am convinced that Skandia Liv has good prospects for being able to develop in a positive manner for our policyholders. Skandia Liv's board will do its utmost to ensure this. Skandia Liv will once again be an insurance company that its policyholders and employees can be proud of."

For further information, please contact:

Lars Eric Ericsson, Chairman, Skandia Liv, tel 46-8- 788 25 00
Gunilla Svensson, Press secretary, tel 46-8-788 42 97

**Unauthorized translation**

# Press release from the investigative panel commissioned by the board of directors of Skandia Liv

**24 September 2003**

## Independent examination of Skandia Liv completed

### 1. Summary of assessment and conclusions

In its examination, the investigative panel

- did not find any evidence that the Parent Company improperly profited at the expense of Skandia Liv,
- but it has ascertained that Skandia Liv's management, during the period up until the 2002 Annual General Meeting, was clearly lacking in independence in relation to the Parent Company,
- which has evidenced itself in the fact that the Parent Company in numerous cases initiated deals which, it was expected that Skandia Liv would carry out in the proposed manner (Träsket, If, SAM, CoopBank, Skandia Livforsikring A/S, Swiss Life), so that
- the handling of these and certain other (the Prosper agreements) matters of importance for Skandia Liv was done without requisite analysis and consideration by Skandia Liv's board, and
- with respect to the terms of the asset management agreement of 1 July 2002 and the subsequent transfer of SAM from the Parent Company to DnB, Skandia Liv's board and CEO failed to look into the possibility of receiving financial compensation from the Parent Company.

In other respects, it is noted that

- in a few cases, rental apartments were granted to persons without being justified for financial or other benefits for Skandia Liv,
- some of these apartments have been returned,
- the new rules for granting rental apartments meet the requirements that can be reasonably made,
- with effect from the 2002 Annual General Meeting, the chairman's position on Skandia Liv's board is filled by an independent person, and
- in 2003 Skandia Liv's board adopted rules for internal transactions and, if respect for these is maintained, it should be possible to handle any conflicts of interest that arise in a better manner than in the past.

## 2. Background

On 10 March 2003 the board of directors of Skandia Liv decided to commission an independent investigative panel for the purpose of examining certain business events and relations between Skandia Liv and its parent company, Skandia Insurance Company Ltd.

As members of the independent investigative panel, the board appointed Ulla Nordin Buisman, Authorized Public Accountant, Lennart Låftman, B.Sc. Econ., and Jan Ramberg, Professor Emeritus. The secretary for the investigation was attorney Wilhelm Lüning.

The investigative panel has been unanimous in its assessments and conclusions. A written report was submitted to Skandia Liv's board on 17 September 2003.

The directive to the investigative panel specified that eight specific matters should be examined:

a) The acquisition of the Träsket 16 property (1990)
b) The payment of surplus funds pertaining to Skandia employees' occupational pensions (2000)
c) The purchase of shares in If (2001)
d) The Parent Company's sale of the asset management business, SAM (2001–2002)

e) The granting of rental apartments (1998–2003)
f) The purchase of shares in CoopBank (2001)
g) The purchase and management of the Private Equity business (2002)
h) The transfer of Ideas for Life

In addition to the eight areas of examination above, the investigative panel has been free to examine other transactions or events that it found justified to examine. Consequently, the investigative panel has also examined:

i) Skandia Liv's acquisition of and capital contribution to the Danish company Skandia Livforsikring A/S (1999–2003)
j) Skandia Liv's investment in Swiss Life shares (1999)

The directive also indicated that the investigative panel's examination should also cover the work procedures of Skandia Liv's board.

## 3. The work of the investigative panel

The investigative panel has been given access to an extensive body of written material compiled by Skandia Liv with respect to the specifically indicated examination areas. In addition, the investigative panel has requested additional documentation and material. The investigative panel has elected to limit its examination of the minutes of Skandia Liv's board meetings to the period 1998 through 10 June 2003, with the exception of the meetings pertaining to the acquisition of the Träsket property, which took place in 1990.

The investigative panel has been entitled to review the minutes of all board meetings, as well as all agreements and other documents at the Parent Company and Skandia Liv. In addition, the investigative panel has been authorized to question all persons who are employed by or serve as contractors for the Parent Company or Skandia Liv. In all, some 25 interviews have been conducted.

In its work, the investigative panel met full openness with respect to its requests for complementary records as well as in the interviews it conducted.

*For further information, please contact:*
*Lennart Låftman, tel. +46-8-13 33 33, or +46-708-14 39 59*